UNITIL CORPORATION

      Computation in Support of Ratio of Earnings to Fixed Charges



                                    Year Ended December 31,
                                1995   1994   1993   1992   1991
                                        (000's Omitted)
EARNINGS
Net Income, per Consolidated
Statements of Earnings         $8,369 $8,038 $7,600 $6,570 $2,365
Federal Income Tax              3,924  3,480  3,627  2,482    940
Deferred Federal Income Tax     (298)  (186)  (179)    565    589
State Income Tax                  690    610    610    706    746
Deferred State Income Tax        (16)     72  (154)     74    151
Amortization of Investment      (202)  (211)  (217)  (210)  (212)
Tax Credit
Interest on Long-term Debt      5,193  4,825  5,692  5,803  6,147
Amortization of Debt Discount      72     64    119    143    431
and Expense
Rents (annual interest            572    561    592    610    627
component)
Other Interest                    799    909    713  1,003  1,489
          Total               $19,103 $18,162 $18,402 $17,746 $13,273

FIXED CHARGES:
 Interest on Long-term Debt   $5,193 $4,825 $5,692 $5,803 $6,147
Amortization of Debt Discount     72     64    119    143    431
and Expense
Rents (annual interest           572    561    592    610    627
component)
Other Interest                   799    909    713  1,003  1,489
          Total               $6,636 $6,359 $7,116 $7,559 $8,694

Ratio of Earnings to Fixed      2.88   2.86   2.59   2.35   1.53
Charges


* Assumes conversions of options outstanding and repurchase of Common Shares outstanding with proceeds.